UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

International Game Technology PLC Announces Offering of €500 Million Senior Secured Notes Due 2028

On September 9, 2019, International Game Technology PLC (NYSE:IGT) (“IGT”) announced the offering of €500,000,000 aggregate principal amount of senior secured notes due 2028 (the “Notes”), subject to customary market and closing conditions (the “Offering”). Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

IGT intends to use the proceeds from the Offering to repay utilizations under its senior revolving credit facilities in full, for general corporate purposes, which may include the scheduled €320 million amortization payment due under the senior term loan facility on January 2020, and to pay certain debt issuance costs in connection with the Offering.

The Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States without registration under the Securities Act or pursuant to an applicable exemption from such registration.

The Notes are being offered and sold only (i) in the United States to qualified institutional buyers in accordance with Rule 144A under the Securities Act and (ii) outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act.

A copy of the news release relating to these matters is furnished herewith as follows:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Offering of €500 Million Senior Secured Notes Due 2028,” dated September 9, 2019

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Offering of €500 Million Senior Secured Notes Due 2028,” dated September 9, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2019	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary